Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM to provide its Automated Assurance Solution, RADCOM ACE, to Rakuten Mobile

TEL AVIV, Israel - November 2, 2020 - RADCOM Ltd (Nasdaq: RDCM), today announced it has entered into a multi-year agreement with Rakuten Mobile, Inc. to provide service assurance for its recently launched Non-Stand Alone (NSA) 5G service and upcoming Stand Alone (SA) 5G service launch, expected in 2021.

As one of the industry’s first Stand Alone 5G assurance contracts, RADCOM is excited to provide Rakuten Mobile with critical service assurance for delivering new initiatives in the telecommunications industry and providing customers with next-generation mobile experiences. RADCOM will deploy its cloud-native, containerized assurance solution - RADCOM ACE - and its smart, patented, load-balancing technology to provide Rakuten Mobile with end-to-end 4G and 5G service assurance. While the Rakuten Mobile network is being migrated from its current Virtual Network Functions (VNFs) to a Containerized Network Functions (CNFs) based architecture for 5G Stand Alone, RADCOM’s solution is built to ensure Rakuten delivers a superior customer experience to its subscribers.

“RADCOM’s automated assurance solution is an important component of the Rakuten Communications Platform, as it allows us to monitor service and subscriber, fulfill analytics on our network performance end-to-end from RAN to Core and IMS, all in a cloud-native virtual environment,” said Tareq Amin, chief technology officer of Rakuten Mobile, Inc. “Deploying RADCOM ACE on our network helps us identify service issues in real-time and troubleshoot them, tasks which are essential for smoothly migrating our customers to the new 5G network and onboarding new customers while maintaining the highest quality of service.”

“We are thrilled to be working with Rakuten Mobile on their rollout of 5G,” said Eyal Harari, chief executive officer of RADCOM. “Following a successful partnership during Rakuten Mobile’s full-scale commercial launch of the world’s first fully virtualized mobile network*1, we are excited to also support their 5G launch. Our innovative 5G solution - RADCOM ACE – is an automated, cloud-native assurance solution that will seamlessly integrate into Rakuten Mobile’s 5G cloud, ensuring their commitment to unparalleled focus on quality is delivered to customers. We believe this is an important acknowledgment of RADCOM’s leadership in 5G assurance, increases our visibility into 2021, and is the result of our focused investment in R&D and 5G product innovation.”

Note:

*1 “For a large scale commercial mobile network (as of October 1, 2019), Research: Stella Associa”

RADCOM ACE will be fully integrated into the Rakuten Communications Platform (RCP) to efficiently monitor services end-to-end and help Rakuten Mobile manage their 5G services automatically. Automated life cycle assurance for 5G is critical as Rakuten Mobile uses their network technology to meet the ever-evolving needs of customers – and with transformational innovation, pass on significant savings back to their customers. So, RADCOM ACE will utilize new advanced 5G functions like the Network Repository Function (NRF) for auto-service discovery to automatically update itself with the network functions deployed and continually ensure service quality.

RADCOM ACE will monitor Rakuten Mobile’s 5G network in real-time to deliver insights into the customer experience, the overall service quality and provide advanced tools for engineers to troubleshoot and optimize network performance. These advanced tools enable anomaly detection and data cluster for that automatically detecting issues so engineers can focus on quickly resolving any network degradations.

RADCOM’s cloud-based network intelligence provides engineers with a comprehensive solution identifying issues in the service from the radio network through access to the core, resolving service degradations, and rolling out new network architectures. RADCOM’s solution collects and analyzes real-time data from Rakuten Mobile’s Open Virtual RAN to ensure end-to-end monitoring of their 5G network and provide assurance capabilities for more advanced future 5G services that legacy assurance approaches to RAN analysis lack.

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About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses Rakuten’s 5G launch and timing thereof, the successful integration of the Company’s products in Rakuten’s network, and the expected results and benefits thereof, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

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